EXHIBIT 99.1

PRESS RELEASE

Banro Provides Exploration Update for Projects in the DRC, Including Significant
Drill Intersections at Namoya, Lugushwa and Kamituga

–	Drill results at Namoya include 47.00 metres grading 7.20 g/t Au, 6.95 metres grading 43.30 g/t Au including 2.55 metres grading 72.18 g/t Au and 32.00 metres grading 8.55g/t Au
–	Drill results at Lugushwa include 15.00 metres grading 8.43 g/t Au, 19.30 metres grading 4.04 g/t Au, 19 metres grading 3.64 g/t Au, 5 metres grading 9.65 g/t Au and 71.90 metres grading 2.11 g/t Au
–	Drill results from Kamituga include 36.00 metres grading 3.08 g/t Au, 16.30 metres grading 3.02 g/t Au and 7.00 metres grading 10.74 g/t Au
–	A complete update of Banro’s Resources and Reserves will be published in the New Year.

Toronto, Canada – November 15, 2012  - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide the following update on its exploration activities at its wholly-owned projects on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC"). Exploration drilling at the four core projects – Twangiza, Namoya, Lugushwa and Kamituga – over the past ten months supports positive upgrades to oxide and free-milling ounces in line with the core strategy of the Company, as well as expanding the current drill programs following recent drill results.

During the year to date, the Company has made significant progress with its exploration activities at its Twangiza, Namoya, Lugushwa and Kamituga exploitation permit areas with the objective of growing Company’s mineral resources, specifically the oxide and free-milling materials.  Exploration activities focused on early stage target generation as well as the delineation and definition of mineral resources.  The exploration activities included: gridding, mapping, soil sampling, stream sediment and rock chip sampling, trenching, auger drilling, diamond drilling and reverse circulation (RC) drilling, with a total of 163 drill holes totalling 17,729.35 metres completed during the past ten months.  In addition to the work undertaken on the four core projects, desktop studies were initiated on the 14 exploration permit areas, including interpretation and updating of geophysical and geological maps for all the projects.

“Banro’s objectives for 2012 included increasing the confidence level of existing mineral resources as well as expanding the overall oxide and free-milling mineral resource base, particularly in areas where we have or will have mining infrastructure – currently the Twangiza and Namoya projects,” commented CEO Simon Village. “These new drill results from the Namoya project clearly indicate the potential for a larger and more robust mineral resource than we had originally expected based on our previous knowledge of this area. At Lugushwa, the significantly higher grades and mineralized widths have warranted an increase in the exploration budget for this project. Our initial drilling at Kamituga has also generated significant results, with excellent widths and grades, as well as a base of oxidization extending to 120 metres from surface over an expansive strike length. This new information justifies a consideration for re-prioritization of our roster of development and exploration of these projects going forward, with a view to maximizing the return on capital and enterprise value for this Company.”

Namoya
Field work during 2012 has focused on:
●	Exploration drilling at Namoya Summit-Filon B, Namoya Summit extension, Filon B, and Seketi,
●	Infill resource drilling on the Mwendamboko, Kakula, Namoya Summit and Muviringu deposits,
●	Deep drilling to assess the economic potential of the primary ore,
●	Trenching and auger drilling to follow-up on new targets.

A total of 52 diamond holes representing 4,999.90 metres have been drilled during the year. Together with holes drilled in 2011, analytical results have been received for a total of 92 core holes which have been drilled at Namoya since the previous drilling update in June 2011.

Highlights of the 2012 drill program at Namoya include:
●	Hole NDD248 intersected 8.75 metres grading 10.93 g/t Au from 63.00 metres including 0.80 metres grading 100 g/t Au from 69.00 metres
●	Hole NDD257 intersected 17.62 metres grading 8.28 g/t Au from 117.45 metres and 13.48 metres grading 11.76 g/t Au from 148.77 metres
●	Hole NDD258 intersected 18.50 metres grading 3.27 g/t Au from 17.70 metres
●	Hole NDD269 intersected 19.80 metres grading 3.60 g/t Au from 40.50 metres including 1.70 metres grading 10.88 g/t Au from 40.50 metres and 1.57 metres grading 19.37 g/t Au from 43.43 metres
●	Hole NDD277 intersected 6.95 metres grading 43.30 g/t Au from 213.55 metres including 2.55 metres grading 72.18 g/t Au from 214.45 metres
●	Hole NDD281 intersected 4.62 metres grading 10.84 g/t Au from 92.72 metres including 1.34 metres grading 35.89 g/t Au from 96.00 metres
●
Hole NDD318 intersected 47.00 metres grading 7.20 g/t Au from 52.60 metres including 6.08 metres grading 11.52 g/t Au from 56.87 metres, 6.25 metres grading 10.89 g/t Au from 64.60 metres, and 5.15 metres grading 11.27 g/t Au from 72.85 metres

●	Hole NDD320 intersected 6.70 metres grading 18.57 g/t Au from 13.00 metres including 1.00 metre grading 90.30 g/t Au from 16.00 metres
●	Hole NDD328 intersected 32.00 metres grading 8.55 g/t Au from 40.00 metres including 0.60 metres grading 55.80 g/t Au from 69.52 metres and 1.05 metres grading 52.56 g/t Au from 70.95 metres
●	Hole NDD332 intersected 14.86 metres grading 8.10 g/t Au from 22.00 metres including 1.00 metre grading 96.30 g/t Au from 27.00 metres
●	Hole NDD333 intersected 11.80 metres grading 4.24 g/t Au from 67.70 metres
●	Hole NDD334 intersected 15.00 metres grading 8.43 g/t Au from 101.00 metres including 3.75 metres grading 18.49 g/t Au from 102.00 metres

“These positive drill results, including some of the highest grades intersected to date at Namoya, have the potential to add significantly to the Namoya mineral resources, which we expect to update in Q1 2013,” commented Dan Bansah, Banro Vice President, Exploration. “This will enhance the current project economics as well as improve the prospects of expanding the project beyond the Phase I construction, which is planned to be completed mid 2013.”

The current drilling program is part of the infill and extension drilling being undertaken at Namoya with the objective of upgrading inferred mineral resources into the higher confidence resource categories so that open pit ore reserves can be determined and mineralization at depth can be evaluated as part of the preliminary economic assessment for the primary non refractory material. In addition, part of the drilling program aimed to test near surface exploration targets with the objective of generating additional transition and oxide resources for the Namoya heap leach project. Two core drilling rigs are now in operation at Namoya to complete the drilling programs.

See the Appendix of this press release for Figure 1, a locality plan of the reported drill holes and Table 1 for Namoya drill results.

An assessment of the resource potential of the higher-grade primary material is underway to determine its economic viability. At the same time, the comprehensive deep drilling program is underway to determine the down-dip potential of the open ended higher-grade material intersected at Mwendamboko, Muviringu, Namoya Summit and Filon B. A total of 10,000 metres of diamond drilling has been planned. The Company believes this drilling program should be sufficient to complete the economic assessment for the Namoya Phase II Project.

Namoya currently has an estimated measured and indicated mineral resource of 1.58 million ounces of gold (24.77 million tonnes grading 1.99 g/t Au) and inferred mineral resource of 0.44 million ounces of gold (9.47 million tonnes grading 1.44 g/t Au). These mineral resources were determined using the assay results from 295 drill holes totaling 43,502 metres  together with extensive sampling of old mine adits –  along the 2.5 km long, northwest trending mineralized zone which hosts the four main deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lugushwa
At Lugushwa, field activities in 2012 have focused on auger drilling, surface mapping and regolith sampling. In July, the Company mobilised two diamond drill rigs to undertake a 5,000 metre shallow delineation and definition drilling to outline additional oxide resources.

The auger drilling program aimed at defining the extension of the near surface mineralization of the identified targets. The regolith sampling and mapping activity aimed at defining the near surface mineralization as well as to improve the Company’s understanding of the geology and thereby increase confidence in the delineated oxide resource. A total of 429 auger holes representing 2,403.70 metres have been completed.

During 2012 and up to the time of this release, 5,185.25 metres of shallow core holes were drilled. Assay results have been received for 89 core drill holes completed at Lugushwa from 2011 to date. The objectives of the drilling programs are to delineate extensions to the known mineralization and upgrade inferred mineral resources to the indicated mineral resource category for inclusion in the update of the overall mineral resource anticipated for early 2013.

Highlights of the 2012 drill program at Lugushwa include:
●	Hole LDD119 intersected 71.90 metres grading 2.11 g/t Au from 0.00 metres,
●	Hole LDD129 intersected 19.00 metres grading 3.85 g/t Au from 0.00 metres,
●	Hole LDD129 intersected 23.00 metres grading 2.09 g/t Au from 24.00 metres,
●	Hole LDD132 intersected 22.60 metres grading 2.20 g/t Au from 17.10 metres,
●	Hole LDD133 intersected 5.00 metres grading 9.65 g/t Au from 35.60 metres,
●	Hole LDD137 intersected 31.90 metres grading 1.89 g/t Au from 0.00 metres,
●	Hole LDD145 intersected 31.51 metres grading 2.11 g/t Au from 16.20 metres,
●	Hole LDD153 intersected 8.90 metres grading 5.45 g/t Au from 14.50 metres,
●	Hole LDD164 intersected 3.70 metres grading 93.70 g/t Au from 24.15 metres,
●	Hole LDD170 intersected 12.50 metres grading 3.78 g/t Au from 0.00 metres,
●	Hole LDD174 intersected 19.30 metres grading 4.04 g/t Au from 7.70 metres,
●	Hole LDD177 intersected 15.25 metres grading 2.78 g/t Au from 8.75 metres,
●	Hole LDD178 intersected 43.00 metres grading 1.31 g/t Au from 0.00 metres,
●	Hole LDD179 intersected 3.00 metres grading 24.29 g/t Au from 0.00 metres.

Results from all the reported drill core holes, which demonstrate a range of values, are tabulated in the Table 2 in the Appendix of this press release. See Figure 2 in the Appendix for a locality plan of the reported drill holes.

This update is from the period October 2011 to date. During this period, the Company’s initial target of carrying out a preliminary economic assessment (“PEA”) of the Lugushwa property was deferred, but owing to the above high grade intersections, which justified further drilling, an expanded exploration budget is warranted.  From 2009 to 2010, exploration work carried out in the Lugushwa project was limited to auger drilling and trenching. No core drilling was undertaken in the course of this earlier program, and as such, the recent drilling presents encouraging new information in terms of the potential grades at this deposit.

In 2011, following delineation of several targets driven by a new understanding of the nature of the Lugushwa mineralization, a shallow drilling program focused on delineating additional oxide resources was undertaken over the Mpongo, Carriere A, G7 and Kimbangu prospects and  the G20 and D18 deposits. In addition, two new prospects of G8 (located about 7 kilometres NE of D18) and Minkumbu (located 5 kilometres SW of D18) were advanced by auger drilling, trenching and geological mapping.

In 2012, a 5,000 metre shallow core drilling program was undertaken to delineate inferred mineral resources from the extensions to the various prospects along the Kimbangu-Mpongo trend. These include the D18 village area along the north eastern plunge at D18, the G21 area south of the G20 main workings, G7, Mpongo and Carriere A south, where several mineralized zones were open ended along strike and down dip. In addition, a first pass drilling was undertaken in the new prospects of G8 and Minkumbu.

In 2011, 46 core drill holes were completed representing 3,375.69 metres, while in 2012, 43 core holes totalling 5,185.25 metres were drilled. The objective of the program undertaken this year is to grow the oxide mineral resources to provide crucial inputs for the resource update.

The reported significant intersections are from the Carriere A, Mpongo, Kimbangu, and G7-Mapale prospects, and in the G20-21 and D18-19 deposits. They demonstrate a potential for oxide resources over the entire 4.5 kilometre strike, which is the current focus of the Company. Gold mineralization in these prospects and deposits is hosted by moderately metamorphosed mudstones, which are interbedded with siltstones and intruded by diorite sills. The whole package has been deformed and has developed into shear zones and folds. Mineralization is best developed in the fold hinges and in flexure zones within the shear zones. Gold is associated with quartz veins, which occur as bedding, parallel and irregular in nature, and with disseminated arsenopyrite and pyrite within and the surrounding quartz vein zones.

“The wide zones of near-surface mineralization at Lugushwa have the potential for a bulk-mineable resource,” commented Bansah. “Since 2011, we have had confirmation of the potential for mineable oxide resources from the significant Lugushwa resource base, which will be a catalyst for the completion of the resource update by early 2013. Results from the resource update will inform the decision to proceed with further exploration and the completion of a PEA during 2013, the exact timing of which will be driven by continued exploration success.”

The bulk of the proposed exploration work for 2013 at Lugushwa will focus on the completion of the shallow infill and extension drilling to serve as a catalyst for the completion of the PEA.  There will also be a refocus of regional exploration towards the southern part of the concession which has the most favourable and consistent results. An increased amount of metallurgical test work will also carried out during the second half of 2013. Once a positive PEA is completed, the Company intends to undertake a pre-feasibility study of the Lugushwa property, and adding this project to the Company’s pipeline.

Kamituga
The Kamituga property has been the subject of an intense exploration program since February 2011 with surface and adit mapping, soil geochemistry, trenching/channel sampling and auger, RC and diamond drilling. Additional ground geophysical studies (Pole-Dipole and IP survey) were also conducted to increase geological understanding and to identify possible extensions to the identified mineralised zone within the property.

Exploration activities carried out during the period focused on:
●
The drilling at the Little Mobale open pit to identify bulk tonnage resources, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focused on the high grade quartz veins and stock works,

●	The exploration drilling at the Kibukila and Fillon 20 prospects, and
●	The regional targets located outside the old mine workings to identify additional zones of bedrock mineralization.

Exploration drilling undertaken during 2011-2012 consisted of 33 reverse circulation (RC) holes totaling 3,443 metres and 35 diamond drill (DD) holes totaling 4,101.2 metres. The samples generated from the drilling program are 3,497 for RC and 3,528 for diamond drilling. The drilling programs in the Kamituga project were aimed at testing and following up the surface anomalies intersected in soil, trenching and auger drilling at different prospects, with the intention of confirming the down-dip and strike-extension, and studying the geometry of the ore body as well as the control of mineralization within the concession.

Analytical results have been received for the 33 RC and 24 DD holes.

Highlights of the 2012 drill program at Kamituga include:
●	Hole KDD003 intersected 16.30 metres grading 3.02 g/t Au from 53.00 metres,
●	Hole KDD004 intersected 4.00 metres grading 13.50 g/t Au from 120.70 metres,
●	Hole KDD011 intersected 1.30 metres grading 35.60 g/t Au from 55.20 metres,
●	Hole KDD015 intersected 11.70 metres grading 2.50 g/t Au from 76.70 metres,
●	Hole KRC025 intersected 36.00 metres grading 3.08 g/t Au from 37.00 metres,
●	Hole KRC031 intersected 12.00 metres grading 3.70 g/t Au from 43.00 metres,
●	Hole KRC007 intersected 5.00 metres grading 7.96 g/t Au from 95.00 metres,
●	Hole KRC009 intersected 6.00 metres grading 5.51 g/t Au from 13.00 metres,
●	Hole KRC011 intersected 7.00 metres grading 10.74 g/t Au from 79.00 metres,
●	Hole KRC013 intersected 1.00 metre grading 93.00 g/t Au from 33.00 metres,

See Table 3 in the Appendix of this press release for Kamituga drill results and Figure 3 for a drill hole location map.

The assays results received to date from Kabukila shows continuous wide zones of gold mineralization comprising high grade quartz veins with broad low grade haloes. This includes an E-W mineralization trend delineated in the western part of Kibukila and the NE–SW mineralization trend to the North Eastern part of Kibukila.

The trends of the Kibukila mineralization are open-ended along strike and down-dip. The current knowledge of the mineralization has indicated a possible continuity to the Filon 20 prospect to the North-Eastern, a function which may increase the strike length of the Kibukila prospect to in excess of 2.5 kilometres.

The base of complete oxidation varies from 80 metres to 120 metres which demonstrate the potential for high tonnage oxide mineralization.

The Kibukila prospect is characterized by metapelite interbedded with thin units of metasiltstone and graphitic metapelite. Intermediate to mafic intrusive rock (metadiorite), was observed in the entire Kamituga prospects running parallel to the metasediments. Several generations of smoky and milky white quartz veins with variable thickness of up to 2.0 metres are observed running parallel and in some places cross-cutting all the lithologies. Late stage pegmatites which occur crosscutting the whole Kamituga sequence often at steep angles consists of quartz, feldspars and muscovite.

Elsewhere on the Kamituga property, target generation programs are underway to delineate new targets. This include gridding and soil sampling activities opened to cover the southern and north-western part of the concession (Manungu,) as extensions to the current Kamituga soil coverage. The areas were prioritized due to a number of factors; prospective rock package, folding and a circular feature, (possibly a refolded fold or major intrusion at depth) (See Figure 4 in the Appendix of this press release) visible in the airborne geophysical data with known occurrences of artisanal gold mining. Gridding and soil sampling commenced in March 2012 and 99.00 lines kilometres have so far been completed. A total of 2,646 soil samples and 13 rock chip samples were collected. The program is continuing. Other potential targets include the Kobokobo and the old Mobale mine area.

 The 2013 exploration program will continue to focus on delineation drilling of the Kibukila prospect and other targets within the Kamituga Central area.  The extensive regional exploration program will also continue outside the Kamituga Central area to outline further drill targets.

Twangiza
At Twangiza, the bulk of the exploration work during the year focused on the regional targets of Ntula and Luntukuru, while waiting for drill rig availability to complete the definition drilling on the near mine Twangiza East and West targets. A study was also initiated to economically assess the amenability of the Twangiza North mineralized porphyry material to the existing process facility.

The regional exploration work carried out at Ntula and Luntukulu prospects included trenching, artisanal pit sampling and geological mapping in tandem with rock chip and channel sampling. Office work focused on interpretation of field data and analytical results, updating of geological maps, and planning of further work. To the immediate east of the drilled Ntula target, a 1.0 kilometre strike by 40 metre wide bedrock mineralization was delineated by trenching. Further work is continuing to fully assess the potential of the Ntula - Mufwa corridor.

The bulk of the exploration activities for the remaining field season at Twangiza will focus on the definition drilling of the near mine Twangiza East and West targets, the objective of which is to ensure that mineral reserves depleted during the year are replaced.

The preliminary work carried out on the Twangiza North porphyry material has demonstrated that the bulk of the transition and primary porphyry material could also be processed through the existing CIL plant. Further metallurgical and engineering studies are underway to confirm the results of the preliminary work. The results of the study will be published as part of Banro’s early 2013 mineral resource and mineral reserve update.

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Exploration Permits
SRK Consulting (UK) Ltd. carried out qualitative interpretation and target generation work in 2009 on the Company’s exploration permit areas. The report by SRK was very qualitative and was based on the magnetic and radiometric data signatures on a large scale only. No quantitative interpretation was done. In 2012, Spectral Geophysics was mandated to carry out quantitative reinterpretation of the airborne data to generate additional targets. By applying various filters and transformations to the data one could detect very subtle structures associated with the mineralization. Preliminary reconnaissance of the exploration permit areas located contiguous to the Lugushwa, Kamituga and Twangiza properties will be undertaken during Q3 2013.

Technical Information
Core holes were inclined at between minus 50 and 85 degrees and averaged 85 metres in depth with a maximum down-hole depth of 145.10 metres for Lugushwa and up to 2,010 metres for Kamituga and Namoya. Core recovery for these holes averaged between 88% and 98% within the mineralized zones. Drill hole spacing was on 40 metres or 80 metres sections. It is estimated that the true width of the mineralized zones vary between 80% and 95% of the intersected width in the holes.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample were then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analyzed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, which adhere to internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Chartered Professional Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Simon Village, CEO & President
Tel: +1 416 366-2221

Arnold T. Kondrat, Executive Vice-President
Tel: +1 (416) 366-2221

Naomi Nemeth, Investor Relations
Tel: +1 (416) 366-9189 or +1-800-714-7938 Ext. 2802
E: info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, mineral resource estimates, potential mineral resources and/or assumptions in respect of gold production, cash flow and costs, estimated project economics and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration results with not be consistent with the Company’s expectations; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Appendix

Figure 1 – Location map for Namoya drill results

NAMOYA PROJECT
DRILL HOLE LOCATIONS PLAN
N
Kibiswa
Muviringu
Mwendamboko North
Mwendamboko
Northern Soil Anomaly
Bulawayo
Kakula
Namoya Summit Extension
Seketi
Malongelonge
Kakula West
Namoya Summit
Kakula-Namoya Summit
Filon "B"
Kangurube
LEGEND
Drill holes reported in this release
Drill holes previously reported
> 250 ppb Au in soil
> 100 ppb Au in soil
0
250
500
metres

Table 1 – Namoya drill results

HOLE	EASTING (UTM)	NORTHING (UTM)	AZIMUTH (°)	DIP (°)	MINERALIZATION
					From (m)	To (m)	WIDTH (m)	Au (g/t)
NDD246	561515.10	9556936.42	290	-60	18.00	24.40	6.40	3.21
					Including:
					18.00	19.68	1.68	6.57
					28.00	35.00	7.00	1.64
					Including:
					28.70	30.00	1.30	4.00
NDD247	561618.90	9557161.86	270	-50	74.60	75.00	0.40	2.95
					84.00	86.91	2.91	2.72
					Including:
					84.00	84.86	0.86	7.82
					92.03	95.26	3.23	0.91
					96.41	108.40	11.99	1.09
					Including:
					99.30	100.23	0.93	3.36
NDD248	561591.15	9556925.17	290	-52	53.35	53.85	0.50	1.60
					63.00	71.75	8.75	10.93
					Including:
					69.00	69.80	0.80	100.00
					100.00	101.00	1.00	1.30
NDD250	561551.00	9557157.00	270	-50	3.00	5.00	2.00	1.15
					19.86	23.77	3.91	3.96
					Including:
					21.90	23.77	1.87	7.41
					25.75	26.65	0.90	1.16
NDD251	561518.57	9557001.94	290	-60	17.00	19.87	2.87	1.13
					21.00	21.42	0.42	1.93
					22.15	28.50	6.35	4.64
					Including:
					22.15	22.73	0.58	20.60
					30.40	34.40	4.00	1.14
NDD252	561522.85	9557040.07	290	-52	9.36	10.25	0.89	2.30
					33.02	34.36	1.34	2.21
					44.00	46.04	2.04	0.94
					48.00	51.80	3.80	5.02
					Including:
					50.00	50.76	0.76	21.50
					79.00	80.00	1.00	1.69
NDD255	560660.11	9557565.76	225	-55	32.52	33.05	0.53	1.28
					61.75	63.00	1.25	7.81
					Including:
					62.50	63.00	0.50	15.20

NDD256	560693.44	9557594.60	225	-55	2.87	8.44	5.57	1.01
					9.74	11.06	1.32	3.66
NDD257	560625.82	9557698.63	225	-60	32.83	39.40	6.57	3.15
					Including:
					33.52	35.65	2.13	5.90
					43.43	44.45	1.02	1.11
					91.75	98.25	6.50	5.76
					Including:
					91.75	95.69	3.94	8.19
					113.90	114.90	1.00	14.30
					117.45	135.07	17.62	8.28
					Including:
					120.50	124.26	3.76	27.50
					135.68	137.25	1.57	6.22
					Including:
					136.50	137.25	0.75	11.50
					138.67	139.65	0.98	2.65
					147.04	148.00	0.96	1.77
					148.77	162.25	13.48	11.76
					Including:
					148.77	149.69	0.92	56.40
					150.69	151.46	0.77	43.10
					153.94	155.00	1.06	29.70
					156.00	157.00	1.00	30.60
					164.20	168.60	4.40	4.58
					Including:
					165.60	166.60	1.00	10.30
NDD258	560598.62	9557054.37	205	-50	17.70	36.20	18.50	3.27
					Including:
					22.80	23.80	1.00	6.93
					24.80	28.70	3.90	9.07
					47.00	61.10	14.10	1.15
					Including:
					52.27	53.00	0.73	7.96
NDD259	560627.75	9557032.08	205	-50	32.80	33.43	0.63	2.83
					42.20	46.00	3.80	1.31
					Including:
					42.20	43.02	0.82	3.42
					47.76	49.00	1.24	1.33
NDD260	560659.70	9557017.62	205	-50	26.00	32.70	6.70	0.71
NDD261	563600.62	9556152.49	90	-50	31.15	32.00	0.85	2.60
NDD262	560651.66	9557082.34	205	-50	5.00	14.00	9.00	1.53
					Including:
					11.00	12.00	1.00	7.73
					23.93	26.36	2.43	0.76
					42.90	53.60	10.70	0.58
					77.00	78.60	1.60	1.51
					90.60	97.50	6.90	1.03
					105.50	108.50	3.00	1.88
					Including:
					106.50	107.50	1.00	3.18
					111.70	112.70	1.00	5.08
					114.70	116.70	2.00	0.75
					130.80	131.80	1.00	0.64

NDD263	560426.56	9557811.62	225	-50	9.10	10.05	0.95	0.72
					17.35	22.27	4.92	4.97
					27.28	38.55	11.27	2.38
					Including:
					36.54	38.55	2.01	7.33
					39.55	40.85	1.30	7.81
					Including:
					40.20	40.85	0.65	13.10
					41.85	42.85	1.00	1.32
					43.85	50.18	6.33	1.22
					56.20	57.36	1.16	0.90
					63.00	64.00	1.00	0.53
					70.55	71.10	0.55	5.48
					98.79	99.35	0.56	0.57
NDD264	563591.20	9556202.21	90	-50	36.00	36.72	0.72	1.57
					41.33	43.52	2.19	0.83
					61.75	63.25	1.50	0.56
NDD265	560599.81	9557096.99	205	-55	Drill hole abandoned at 24.49 m
NDD266	560442.43	9557834.67	225	-60	3.79	4.30	0.51	8.60
					24.50	25.78	1.28	0.58
					39.00	44.45	5.45	1.21
					Including:
					39.70	40.31	0.61	5.29
					47.00	48.00	1.00	0.68
					50.13	51.00	0.87	2.01
					76.00	77.00	1.00	0.64
					94.25	95.00	0.75	0.92
					100.10	101.10	1.00	1.61
NDD267	563560.58	9556153.49	90	-50	63.90	68.46	4.56	0.53
					73.70	78.00	4.30	2.36
					Including:
					73.70	75.80	2.10	3.66
					102.20	104.05	1.85	1.65
NDD268	560687.81	9557146.61	225	-50	4.00	6.75	2.75	0.70
					7.80	11.60	3.80	1.40
					Including:
					7.80	8.78	0.98	3.15
					17.30	17.90	0.60	1.55
					20.65	23.61	2.96	0.93
					29.10	35.06	5.96	1.59
					Including:
					29.10	31.30	2.20	3.52
					36.00	37.00	1.00	0.67
					39.00	40.15	1.15	0.55
					42.00	44.50	2.50	1.33
					48.64	49.70	1.06	0.62
					53.57	55.00	1.43	1.24
					67.80	70.00	2.20	0.57
					79.10	80.35	1.25	0.60
					100.00	101.00	1.00	1.36
					118.62	119.12	0.50	3.57
					131.40	134.40*	3.00	1.17

NDD269	560403.35	9557869.01	225	-50	11.55	14.13	2.58	1.28
					Including:
					11.55	12.25	0.70	3.20
					18.80	19.80	1.00	0.86
					28.70	29.70	1.00	0.57
					40.50	60.30	19.80	3.60
					Including:
					40.50	41.20	1.70	10.88
					43.43	45.00	1.57	19.37
					60.95	63.58	2.63	1.45
					93.80	99.08	5.28	0.83
					111.00	111.48	0.48	0.75
					114.22	115.50	1.28	3.48
					Including:
					115.00	115.50	0.50	7.65
					125.00	127.00	2.00	3.89
					Including:
					126.00	127.00	1.00	7.09
					130.70	131.20	0.50	0.51
					135.08	135.75	0.67	0.62
					137.20	137.77	0.57
					137.77*	139.29	1.52	4.90
					Including:
					138.50	139.29	0.79	8.89
NDD270	563589.65	9556250.06	90	-50	88.35	89.00	0.65	0.93
					101.30	107.50	6.20	0.96
NDD271	560302.36	9557779.31	360	-50	1.00	2.00	1.00	0.56
					26.00	27.36	1.36	1.32
NDD272	563551.10	9556203.01	90	-50	114.37	116.40	2.03	1.28
					126.40	128.40	2.00	1.82
					132.00	133.00	1.00	1.21
					138.26	139.10	0.84	0.72
					149.30	150.10*	0.80	0.51

NDD273	560272.12	9557776.39	360	-50	0.00	1.50	1.50	6.11
					8.79	10.67	1.88	0.60
					20.55	24.00	3.45	1.10
					Including:
					20.55	21.41	0.86	2.99
					65.60	70.00	4.40	2.70
					Including:
					65.60	66.34	0.74	6.18
					69.14	70.00	0.86	7.39
					72.40	73.20	0.80	1.61
					75.00	80.55	5.55	1.62
					82.00	83.00	1.00	0.55
					95.00	96.00	1.00	2.41
NDD274	560725.21	9557127.13	225	-50	Drill hole abandoned at 34 m
NDD275	560233.12	9557789.10	360	-50	12.08	12.60	0.52	0.72
					16.10	16.61	0.51	0.50
					Drill hole abandoned at 16.61 m
NDD276	563553.10	9556250.15	90	-50	127.43	129.75	2.32	2.50
					132.75	133.80	1.05	0.55
NDD277	561064.01	9557710.16	236	-50	16.55	17.00	0.45	0.67
					135.95	137.00	1.05	0.70
					168.10	168.45	0.35	0.52
					176.60	184.00	7.40	2.12
					Including:
					177.60	178.05	0.45	5.59
					191.85	193.00	1.15	1.48
					194.75	198.00	3.25	0.74
					200.55	201.30	0.75	0.53
					213.55	220.50	6.95	43.30
					Including:
					214.45	217.00	2.55	72.18
					218.00	220.50	2.50	43.00
					226.10	228.60	2.50	0.69
NDD278	560863.79	9557760.48	236	-50	28.50	29.00	0.50	3.59
					30.95	31.50	0.55	2.04
					42.00	42.50	0.50	3.32
					43.50	48.20	4.70	5.30
					Including:
					43.50	44.00	0.50	11.30
					46.00	46.50	0.50	28.70
NDD279	560960.19	9557754.00	236	-50	1.70	10.05	8.35	1.33
					77.42	79.60	2.18	7.14
					Including:
					78.60	79.10	0.50	27.70
					81.20	85.05	3.85	10.30
					Including:
					81.85	82.40	0.55	47.40
					92.31	94.05	1.74	15.00
					103.15	106.26	3.11	3.23
					Including:
					104.69	105.00	0.31	15.30

NDD280	560967.47	9557799.70	236	-50	0.00	4.65	4.65	1.99
					Including:
					0.00	0.95	0.95	5.83
					128.65	133.00	4.35	1.16
					Including:
					128.65	129.42	0.77	4.15
					150.77	151.67	0.90	1.31
					183.57	184.00	0.43	6.14
NDD281	560997.27	9557708.58	236	-65	1.00	1.90	0.90	0.56
					28.50	29.00	0.50	1.25
					85.50	86.00	0.50	0.53
					90.65	91.76	1.11	0.87
					92.72	97.34	4.62	10.84
					Including:
					96.00	97.34	1.34	35.89
					100.40	100.88	0.48	0.57
					102.64	104.68	2.04	2.12
					109.13	109.85	0.72	0.95
					128.60	129.60	1.00	0.93
					131.80	133.80	2.00	2.09
					134.80	136.45	1.65	0.94
					143.65	144.60	0.95	3.62
					189.98	193.65	3.67	2.25
					Including:
					192.80	193.65	0.85	6.70
NDD282	561554.99	9556894.87	290	-60	28.00	28.50	0.50	1.27
					34.30	34.80	0.50	1.76
NDD283	561513.85	9556936.95	290	-60	7.00	8.30	1.30	0.77
					18.50	21.00	2.50	0.53
					21.50	22.00	0.50	1.35
					24.50	36.00	11.50	1.77
					Including:
					29.31	29.95	0.64	6.63
					32.15	32.65	0.50	6.13
NDD284	561545.17	9556924.99	290	-60	0.00	0.85	0.85	0.63
					5.00	5.50	0.50	1.87
					18.50	19.00	0.50	2.18
					24.35	25.00	0.65	0.74
					41.70	45.00	3.30	1.48
					Including:
					42.15	42.70	0.55	5.38
					56.43	57.00	0.57	5.54
					66.26	67.00	0.74	0.80

NDD285	561639.66	9556953.33	290	-75	113.00	116.30	3.30	1.78
					Including:
					114.33	115.26	0.93	3.53
					119.75	120.20	0.45	1.63
NDD286	561848.46	9556669.34	225	-50	68.00	68.50	0.50	3.59
					83.12	84.05	0.93	2.94
					86.00	87.00	1.00	2.25
NDD287	561587.19	9556912.21	290	-64	58.53	59.00	0.47	2.38
					67.57	68.36	0.79	5.71
					81.10	82.00	0.90	0.78
NDD288	561809.20	9556519.88	233	-66	18.00	18.60	0.60	1.31
					19.00	20.00	1.00	0.54
					21.05	25.45	4.40	1.15
					28.00	30.75	2.75	1.67
					31.75	43.05	11.30	2.04
					Including:
					33.57	34.85	1.28	7.55
					46.00	47.00	1.00	1.46
					70.00	71.00	1.00	0.68
NDD289	561793.61	9556670.50	225	-66	52.80	56.80	4.00	1.51
					75.90	76.90	1.00	9.78
					100.00	100.83	0.83	0.91
NDD289A	561793.61	9556670.50	225	-66	Drill hole abandoned at 6.93 m
NDD291	561932.92	9556435.04	233	-64	50.07	50.70	0.63	1.28
					52.90	53.90	1.00	0.64
					90.50	91.10	0.60	0.72
NDD292	561947.26	9556400.90	180	-60	29.00	32.00	3.00	0.52
NDD293	561950.76	9556345.56	233	-60	62.00	63.00	1.00	0.75
NDD294	561962.11	9556408.41	233	-60	119.46	120.15	0.69	106.00
NDD295	561761.53	9556694.28	225	-50	4.67	10.85	6.18	1.95
					25.45	26.55	1.10	1.28
NDD296	562091.29	9556545.08	233	-63	2.60	3.90	1.30	1.79
					32.45	33.25	0.80	1.15
					221.00	222.00	1.00	0.61
					224.00	225.00	1.00	5.74
					226.00	227.00	1.00	0.63
					229.05	230.00	0.95	0.84
					238.89	239.57	0.68	0.53
					261.75	263.00	1.25	1.32
					272.70	275.75	3.05	0.90
NDD297	561763.00	9556670.00	225	-50	0.00	7.50	7.50	1.43
					Including:
					1.20	2.35	1.15	4.04
					5.70	6.55	0.85	3.32
					27.46	28.00	0.54	1.00
					35.00	36.00	1.00	0.74
					42.39	47.28	4.89	1.97
					Including:
					46.28	47.28	1.00	6.09
					71.00	72.00	1.00	0.63

NDD298	560236.35	9557791.06	360	-50	2.20	2.73	0.53	0.97
					3.53	4.40	0.87	0.53
					6.15	8.00	1.85	1.08
					9.45	15.00	5.55	4.63
					Including:
					11.25	12.35	1.10	8.12
					13.71	14.25	0.54	9.97
					18.89	19.40	0.51	2.44
NDD299	560190.96	9557780.24	360	-50	9.80	10.80	1.00	3.52
					32.79	35.80	3.01	16.20
					Including:
					34.50	35.20	0.70	66.80
NDD300	560362.07	9557825.77	225	-50	0.00	5.40	5.40	1.00
					10.25	12.25	2.00	1.24
					25.70	26.70	1.00	1.01
					66.00	69.20	3.20	7.33
					Including:
					68.42	69.20	0.78	13.60
					76.95	78.00	1.05	0.83
					80.00	84.42	4.42	0.43
NDD300B	560362.07	9557825.77	225	-50	5.70	6.58	0.88	1.02
					Hole abandoned at 13.05 m
NDD301	60612.51	9557105.40	205	-55	4.20	8.00	3.80	0.45
					13.73	16.00	2.27	0.76
					20.00	21.00	1.00	0.98
					27.00	27.65	0.65	0.60
					30.63	32.52	1.89	4.78
					59.00	76.00	17.00	1.59
					Including:
					64.60	65.40	0.80	8.09
					71.00	72.00	1.00	4.39
					75.00	76.00	1.00	5.57
					84.89	85.55	0.66	0.68
					96.00	97.00	1.00	0.69
					115.00	118.00	3.00	0.90
					127.00	135.70	8.70	0.70
					Including:
					135.00	135.70	0.70	2.10

NDD301B	560725.32	9557105.40	205	-53	6.00	7.80	1.80	1.35
					Hole abandoned at 14.10 m
NDD302	560725.32	9557126.84	225	-57	Hole abandoned at 11.60 m
NDD302B	560725.32	9557126.84	225	-50	No significant intersection
NDD302C	560731.21	9557126.84	225	-66	Hole abandoned at 18.20 m
NDD303	560777.11	9557196.89	225	-50	84.00	85.00	1.00	5.08
					85.70	86.90	1.20	5.43
					88.85	89.50	0.65	3.35
NDD304	560865.19	9557247.75	225	-50	9.90	11.45	1.55	0.55
					71.55	72.15	0.60	7.56
					110.90	111.50	0.60	15.60
NDD305	563600.79	9557472.06	225	-70	0.00	3.00	3.00	2.09
NDD306	563600.33	9556123.39	45	-50	No significant intersection
NDD307	561626.69	9556176.86	45	-50	10.40	11.30	0.90	0.80
					31.60	37.00	5.40	0.85
					Including:
					31.60	32.60	1.00	2.30
					68.40	71.30	3.90	1.52
					Including:
					69.20	70.20	1.00	4.02
					102.55	110.00	7.45	1.65
					Including:
					104.00	105.45	1.45	5.92
NDD308	561665.46	9557200.17	270	-55	No significant intersection
NDD309	561665.46	9557085.93	280	-50	Hole abandoned at 64.50 m
NDD309B	561652.45	9557085.93	280	-50	79.00	84.48	5.48	5.85
					Including:
					83.10	84.00	0.90	21.00
					86.90	87.50	0.60	0.61
					89.00	90.00	1.00	1.07
					102.00	106.45	4.45	2.80
					Including:
					106.00	106.45	0.45	14.90
					116.83	120.00	3.17	0.62
					122.95	123.55	0.60	1.43
NDD310	561652.45	9557151.37	270	-50	Hole abandoned at 66.00 m
NDD310B	561525.56	9557151.37	270	-50	16.00	17.00	1.00	1.07
					25.50	27.25	1.75	2.11
					32.00	33.00	1.00	0.63
					69.65	70.20	0.55	0.78
					88.40	89.43	1.03	1.65
					107.00	107.55	0.55	1.05
					112.80	125.19	12.39	1.78
					Including:
					112.80	113.34	0.54	5.83
					120.00	120.95	0.95	12.30
					148.00	149.60	1.60	2.26
					152.80	153.30	0.50	5.32

NDD311	560632.03	561525.56	180	-50	0.00	0.80	0.80	0.57
					2.56	3.82	1.84	2.46
					7.35	10.00	2.65	0.68
					26.38	27.30	0.92	1.00
					56.00	57.00	1.00	1.80
					111.00	112.00	1.00	1.10
					154.76	155.10	0.34	2.73
					155.75	159.15	3.40	1.68
					181.21	184.21	3.00	1.98
					208.15	208.72	0.57	1.66
NDD312	560670.94	9557113.48	205	-61	30.85	32.02	1.17	1.05
					79.00	81.68	2.68	17.62
					Including:
					80.65	81.68	1.03	44.10
					116.00	123.00	7.00	1.17
					145.00	150.20	5.20	2.47
NDD313	560694.34	9557119.19	205	-60	5.70	6.35	0.65	1.02
					31.50	32.50	1.00	0.60
					33.40	35.70	2.30	0.87
					100.50	110.00	9.50	1.13
					Including:
					107.70	108.20	0.50	7.73
					112.00	113.00	1.00	0.63
					165.00	166.00	1.00	1.96
					206.00	207.00	1.00	0.92
NDD314	560695.00	9557091.53	225	-80	2.00	3.00	1.00	0.85
					13.29	18.60	5.31	2.52
					27.00	36.00	9.00	2.82
					Including:
					27.00	29.30	2.30	7.25
					43.60	50.52	6.92	1.59
					55.00	56.00	1.00	2.00
					70.00	75.20	5.20	3.91
					Including:
					70.00	71.00	1.00	15.00
					78.00	79.00	1.00	1.29
NDD315	563562.50	9557091.00	205	-66	6.00	7.00	1.00	0.72
					32.00	33.00	1.00	2.10
					55.00	56.00	1.00	2.52
					60.16	63.20	3.04	1.04
					Including:
					62.52	63.20	0.68	2.24
					94.00	97.00	3.00	0.83
					103.65	104.00	0.35	1.11
					113.91	115.24	1.33	1.09

NDD316	561949.50	9556145.50	45	-50	114.00	116.85	2.85	0.80
NDD317	563624.91	9556507.50	180	-57	88.55	89.20	0.65	3.68
NDD318	561792.80	9556207.51	45	-50	9.57	11.30	1.73	6.30
					14.00	15.00	1.00	1.21
					52.60	99.60	47.00	7.20
					Including:
					56.87	62.95	6.08	11.52
					64.60	70.85	6.25	10.89
					72.85	78.00	5.15	11.27
					86.00	88.00	2.00	10.77
					95.56	96.85	1.29	10.79
					98.82	99.60	0.78	27.10
NDD319	561757.00	9556699.95	225	-55	70.65	71.30	0.65	0.60
					73.00	77.80	4.80	1.04
					Including:
					76.00	77.18	1.18	2.01
NDD320	561963.50	9556636.00	225	-50	3.00	8.75	5.75	0.93
					Including:
					8.00	8.75	0.75	3.27
					13.00	19.70	6.70	18.57
					Including:
					16.00	17.00	1.00	90.30
					21.15	24.12	2.97	15.86
					26.00	27.00	1.00	0.60
					28.70	33.00	4.30	5.59
					Including:
					32.00	33.00	1.00	17.20
					38.00	39.00	1.00	3.56
NDD321	560273.00	9556456.50	180	-60	7.90	19.50	11.60	2.78
					Including:
					9.32	10.00	0.68	11.40
					16.30	17.10	0.80	18.60
					63.00	63.50	0.50	1.01
					90.00	91.06	1.06	4.68
					219.00	220.00	1.00	12.20
					260.00	261.00	1.00	18.10
					262.00	263.60	1.60	1.86
NDD322	560190.50	9557741.00	360	-50	1.40	3.00	1.60	0.68
					33.60	34.30	0.70	1.00
					64.63	65.73	1.10	1.21
					73.00	73.85	0.85	0.84
					82.00	83.00	1.00	0.84
					86.00	88.65	2.65	3.78
					89.65	90.40	0.75	0.72
					96.27	97.55	1.28	0.70
					103.55	104.10	0.55	5.69
					112.47	114.00	1.53	1.98

NDD323	561945.71	9557750.50	360	-50	61.30	62.80	1.50	2.11
NDD324	561945.71	9556389.77	180	-60	16.00	17.00	1.00	1.57
NDD324A	561688.86	9556389.77	180	-60	15.60	16.60	1.00	0.96
NDD325	561913.65	9557148.60	270	-50	11.00	13.10	2.10	1.09
					25.45	26.76	1.31	1.05
					83.81	85.10	1.29	1.37
NDD326	561913.65	9556390.14	180	-65	13.38	13.80	0.42	0.55
					14.90	15.96	1.06	0.50
NDD326A	561901.01	9556390.14	180	-65	113.54	115.70	2.16	3.12
					Including:
					114.19	114.68	0.49	7.79
					120.00	122.00	2.00	0.70
					155.00	158.15	0.11	0.57
NDD327	561886.42	9556390.56	180	-57	55.45	56.35	0.90	0.61
					65.80	69.60	3.80	2.94
NDD328	561840.00	9556390.17	180	-55	40.00	72.00	32.00	8.55
					Including:
					54.60	55.00	0.40	23.10
					57.10	57.75	0.65	17.10
					58.75	59.58	0.83	12.40
					63.90	66.32	2.42	38.62
					69.52	70.12	0.60	55.80
					70.95	72.00	1.05	52.56
NDD332	563680.50	9556420.50	180	-60	1.25	2.00	0.75	0.54
					22.00	36.86	14.86	8.10
					Including:
					27.00	28.00	1.00	96.30
NDD333	563680.50	9556264.50	225	-50	47.00	51.00	4.00	4.00
					54.00	57.40	3.40	9.69
					Including:
					56.00	56.77	1.77	18.00
					58.40	62.00	3.60	2.96
					Including:
					60.00	61.10	1.10	7.61
					67.70	79.50	11.80	4.24
					Including:
					73.28	76.00	2.72	11.29
NDD334		9556264.50	225	-85	101.00	115.00	15.00	8.43
					Including:
					102.00	105.75	3.75	18.49
					106.38	107.85	1.47	14.80

Figure 2 – Location map for Lugushwa drill program

LUGUSHWA PROJECT
DRILL HOLE LOCATIONS PLAN

N
G8-Kolo
G7
Mapale
Kimbangu
D18
Simali
G20 21
Carriere A
Mpongo
Minkumbu
LEGEND

Hole No.	UTM EAST	UTM NORTH	Azimuth (°)	Dip (°)	From (m)	To (m)	Width	Grade (g/t Au)
							(m downhole)
LDD092	594914.93	9622007.49	315	-55	25.90	66.20	40.30	1.51
					74.70	79.90	5.20	0.58
LDD093	594946.66	9621984.91	315	-55	22.75	25.00	2.25	1.03
					31.00	32.00	1.00	1.12
					35.00	36.00	1.00	0.73
					75.00	81.00	6.00	1.12
					87.00	96.40	9.40	2.44
LDD094	594815.03	9621903.98	135	-55	6.00	7.45	1.45	0.64
					9.45	10.90	1.45	0.68
					26.00	27.00	1.00	1.61
					52.00	54.00	2.00	0.61
					93.80	95.05	1.25	0.56
LDD095	594772.63	9621946.69	315	-60	10.00	11.00	1.00	0.64
					19.00	20.40	1.40	1.36
					27.85	28.85	1.00	0.60
					35.00	36.70	1.70	0.96
					40.00	41.00	1.00	0.60
LDD096	594703.22	9621840.17	315	-55	50.80	55.80	5.00	0.54
					83.00	84.00	1.00	0.56
LDD097	594662.96	9621764.61	135	-55	0.00	4.45	4.45	0.55
					12.30	13.40	1.10	1.10
					24.00	32.25	8.25	0.82
					40.20	43.00	2.80	1.67
					48.00	50.00	2.00	0.83
					54.90	55.90	1.00	0.85
					69.35	76.60	7.25	1.00
					85.30	86.20	0.90	0.72
LDD103	596790.70	9624641.77	225	-55	3.00	12.80	9.80	1.53
LDD104	596735.78	9624585.11	225	-55	1.00	6.50	5.50	1.37
LDD105	596701.77	9624606.02	225	-55	3.00	4.00	1.00	2.77
LDD106	596768.28	9624673.73	225	-55	0.00	5.00	5.00	0.95
					9.00	18.60	9.60	1.30
LDD107	596691.42	9624538.54	225	-55	0.00	9.00	9.00	1.97
LDD108	596695.11	9624542.70	45	-55	1.00	16.00	15.00	1.43
LDD109	595268.00	9622640.00	120	-55	0.00	2.00	2.00	1.01
					5.90	10.60	4.70	0.75
					16.00	29.55	13.55	1.27
					33.95	40.00	6.05	2.26
					42.50	66.20	23.70	1.71
					69.35	75.10	5.75	1.85
LDD110	595268.27	9622702.92	120	-55	13.00	14.25	1.25	0.57
					35.20	37.00	1.80	4.02
					41.45	42.00	0.55	1.83
					62.30	65.05	2.75	3.71
					71.75	72.40	0.65	10.10
					92.40	93.40	1.00	1.47
					98.60	99.30	0.70	1.57
					110.60	111.00	0.40	4.29
					115.00	116.40	1.40	1.76

LDD111	595337.89	9622746.21	135	-50	2.00	2.70	0.70	0.54
					13.00	14.00	1.00	0.71
					17.65	26.67	9.02	0.80
LDD112	595217.36	9622856.18	135	-50	0.00	10.00	10.00	1.16
LDD113	595302.25	9622682.79	120	-55	1.00	12.05	11.05	0.69
					17.00	20.80	3.80	0.62
					43.60	52.70	9.10	0.75
					55.50	56.50	1.00	0.52
LDD114	595617.24	9623059.13	135	-55	0.00	28.75	28.75	1.22
					31.75	39.90	8.15	0.96
					44.05	52.00	7.95	1.51
					61.00	63.00	2.00	0.69
					65.70	67.70	2.00	0.70
LDD115	595775.29	9623652.19	270	-55	0.00	16.90	16.90	1.08
					19.90	24.90	5.00	0.61
					29.90	36.00	6.10	1.01
					41.00	46.20	5.20	1.44
					48.90	61.20	12.30	1.01
					64.00	72.00	8.00	0.82
LDD116	595602.00	9624062.71	225	-65	0.00	8.00	8.00	0.87
					17.00	22.10	5.10	0.56
LDD117	595602.25	9624062.99	225	-70	0.00	7.10	7.10	0.86
					20.10	22.10	2.00	0.66
					38.50	44.60	6.10	0.45
					56.00	59.10	3.10	0.56
					64.40	66.90	2.50	1.12
					69.90	83.10	13.20	0.83
					90.90	111.71	20.81	1.06
LDD118	595654.65	9624124.23	225	-65	0.00	5.75	5.75	0.88
					31.00	32.00	1.00	0.51
					39.40	44.00	4.60	0.85
					50.00	50.80	0.80	0.96
					65.70	72.00	6.30	0.97
					74.45	76.00	1.55	0.95
LDD119	595727.40	9624024.23	225	-55	0.00	71.90	71.90	2.11
					Including:
					17.60	21.50	3.90	14.30
					78.00	87.00	9.00	0.72
					99.70	108.60	8.90	0.54
					111.00	114.00	3.00	0.67
					117.10	118.10	1.00	6.45

LDD120	594945.89	9622053.76	315	-55
LDD121	594703.50	9621840.99	135	-55	17.00	18.00	1.00	0.76
					25.40	26.20	0.80	2.14
					30.95	34.90	3.95	0.62
					39.20	51.00	11.80	0.61
					56.00	57.00	1.00	0.87
					59.35	60.40	1.05	0.53
					62.55	63.00	0.45	1.29
					65.65	66.05	0.40	3.74
					76.00	77.10	1.10	0.71
LDD122	594857.25	9621859.98	315	-55	37.00	40.00	3.00	0.77
					49.00	50.00	1.00	0.77
					59.00	60.00	1.00	0.61
LDD123	594716.30	9621718.05	315	-55	19.60	27.00	7.40	1.28
					47.30	49.30	2.00	1.09
					53.70	54.70	1.00	1.07
LDD124	594825.57	9621822.05	315	-55	13.00	27.00	14.00	0.71
					39.00	40.00	1.00	1.06
					45.00	46.00	1.00	0.77
					70.90	71.90	1.00	0.51
					76.85	77.90	1.05	0.69
LDD125	594545.83	9621881.65	315	-55	10.00	11.00	1.00	0.86
					19.00	20.35	1.35	0.51
					25.90	29.00	3.10	0.67
					40.00	46.00	6.00	1.33
LDD126	594577.22	9621942.80	315	-55	20.00	21.00	1.00	1.01
					27.50	42.00	14.50	0.82
LDD127	594417.21	9621865.11	135	-55	No significant intersection
LDD128	594492.39	9621806.77	315	-55	0.00	6.00	6.00	0.81
					15.00	18.00	3.00	0.59
					23.00	24.00	1.00	1.54
					34.05	38.00	3.95	0.60
					51.00	52.00	1.00	1.79
					54.40	61.50	7.10	1.63
					69.75	71.60	1.85	1.94
LDD129	594676.62	9621962.35	315	-55	0.00	19.00	19.00	3.85
					24.00	47.00	23.00	2.09
					Including:
					29.60	34.00	4.40	6.52
LDD130	595272.50	9622800.70	315	-70	7.25	20.00	12.75	1.36
					23.00	44.00	21.00	1.77
LDD131	595628.34	9623106.27	135	-50	4.80	6.85	2.05	0.50
					10.25	25.10	14.85	1.40
					35.80	36.80	1.00	1.27
					42.95	60.30	17.35	0.89
					81.60	86.70	5.10	0.41
					94.30	95.30	1.00	0.58

LDD132	595706.00	9623112.00	135	-55	6.15	14.00	7.85	0.69
					17.10	39.70	22.60	2.20
LDD133	595813.08	9623432.20	270	-55	0.00	16.60	16.60	1.50
					19.80	25.60	5.80	1.29
					29.60	30.60	1.00	3.42
					35.60	40.60	5.00	9.65
					43.60	61.00	17.40	0.80
					65.00	66.00	1.00	0.81
LDD134	595800.61	9623529.24	270	-80	10.00	11.00	1.00	0.98
					15.00	16.00	1.00	0.64
					19.00	25.00	6.00	0.76
					32.00	40.00	8.00	0.72
					44.00	63.00	19.00	1.46
LDD135	595771.98	9623290.92	270	-55	26.40	28.00	1.60	0.74
					41.80	46.80	5.00	0.97
					60.70	61.60	0.90	0.55
					64.70	67.80	3.10	0.79
LDD136	595754.43	9623360.00	270	-55	4.40	4.90	0.50	0.62
					53.25	55.00	1.75	0.69
LDD137	595800.24	9623688.53	300	-55	0.00	31.90	31.90	1.89
					Inclunding:
					10.00	19.00	9.00	4.43
					35.80	49.10	13.30	1.02
					53.70	68.65	14.95	1.23
LDD138	595936.86	9625403.27	225	-55	3.90	6.00	2.10	1.47
					17.00	18.00	1.00	0.74
LDD139	596014.35	9625509.21	300	-55	0.00	4.00	4.00	2.17
					13.00	16.45	3.45	0.43
					20.50	24.40	3.90	2.05
LDD140	595962.40	9625447.34	300	-55	4.90	19.50	14.60	1.54
					26.10	36.10	10.00	0.86
LDD141	596822.96	9624675.67	225	-55	19.30	21.50	2.20	3.52
					27.50	29.50	2.00	8.34
LDD142	596652.06	9624491.44	45	-60	2.30	10.90	8.60	0.70
					37.30	38.50	1.20	1.30
LDD143	595820.35	9624121.17	225	-80	0.00	37.30	37.30	0.96
					40.90	102.00	61.10	0.96
LDD144	595328.26	9622866.22	315	-70	2.10	5.10	3.00	0.47
					17.20	21.70	4.50	0.58
					24.70	25.70	1.00	0.89
					29.70	30.70	1.00	1.54
LDD145	595275.41	9622797.97	135	-80	16.20	47.71	31.51	2.11
					50.70	61.90	11.20	0.68
					67.90	69.90	2.00	0.56
					72.60	83.90	11.30	1.49
					86.10	97.90	11.80	1.88

LDD146	595248.54	9622721.42	300	-60	3.00	4.00	1.00	0.56
					20.10	21.00	0.90	5.24
					33.60	38.80	5.20	0.65
					61.00	63.80	2.80	2.14
					69.60	78.40	8.80	2.45
LDD147	595405.69	9622744.53	315	-60	No significant intersection
LDD148	595308.87	9622772.45	135	-50	0.00	3.30	3.30	0.62
					14.00	15.20	1.20	1.19
					37.50	58.00	20.50	0.69
					79.80	86.00	6.20	1.23
					93.00	94.00	1.00	0.59
LDD149	595118.85	9622313.31	135	-55	7.50	9.50	2.00	1.30
					12.50	13.50	1.00	0.71
					18.80	19.80	1.00	0.90
					22.80	24.50	1.70	1.31
					29.00	36.00	7.00	1.10
					46.00	54.00	8.00	0.46
					57.00	58.00	1.00	1.63
					61.00	67.00	6.00	0.51
					91.00	92.00	1.00	0.78
					103.00	104.00	1.00	0.53
LDD150	595033.07	9622287.89	135	-55	2.10	6.00	3.90	0.43
					8.45	17.00	8.55	0.55
					52.70	55.00	2.30	0.53
					58.00	62.00	4.00	0.65
LDD151	595611.60	9622510.00	180	-60	6.50	7.00	0.50	0.74
					41.60	42.40	0.80	1.44
					47.55	49.30	1.75	1.01
					83.00	84.00	1.00	0.94
LDD152	595690.66	9622544.78	180	-60
LDD153	595610.37	9622542.56	135	-60	6.90	7.90	1.00	0.88
					14.50	23.40	8.90	5.45
					Including:
					18.00	21.00	3.00	10.43
					75.00	76.00	1.00	0.63
					78.00	79.00	1.00	0.58
LDD154	595298.25	9622621.22	300	-55	6.90	7.90	1.00	0.88
					11.00	15.00	4.00	1.08
					17.50	22.00	4.50	0.50
					25.00	26.40	1.40	1.12
					34.80	54.40	19.60	1.44
					Including:
					42.70	45.45	2.75	5.59
					56.60	61.00	4.40	1.55
					63.70	64.30	0.60	2.13

LDD155	595268.23	9622584.27	300	-55	0.00	2.00	2.00	0.55
					16.55	21.50	4.95	0.73
					24.20	27.20	3.00	0.62
					30.20	35.20	5.00	0.78
					39.20	40.20	1.00	1.05
					43.80	50.80	7.00	0.91
					66.30	68.30	2.00	0.95
					72.10	73.00	0.90	0.90
LDD156	595145.77	9622389.02	135	-55	11.70	12.50	0.80	0.62
					18.00	19.00	1.00	1.00
					22.00	23.80	1.80	0.83
					42.00	45.10	3.10	0.82
					52.00	60.00	8.00	0.90
LDD157	593207.12	9621051.96	315	-60	0.00	9.50	9.50	1.07
					12.50	13.50	1.00	67.00
					36.50	38.00	1.50	4.96
					51.00	52.30	1.30	0.88
					81.60	83.60	2.00	0.93
					89.30	90.30	1.00	3.03
					98.20	107.50	9.30	2.16
					Including:
					100.10	102.50	2.40	5.98
					110.20	119.30	9.10	2.70
					Including:
					110.20	112.30	2.10	9.47
LDD158	593370.18	9621012.58	315	-60	10.00	11.00	1.00	1.29
					46.00	47.00	1.00	0.55
					73.00	78.00	5.00	3.04
					82.00	83.50	1.50	6.61
LDD159	593460.13	9621027.83	315	-55	No significant intersection
LDD160	593256.60	9621004.76	315	-60	0.00	2.00	2.00	0.79
					82.00	83.00	1.00	3.02
					89.90	94.80	4.90	2.22
					107.00	110.00	3.00	3.37
					125.60	131.40	5.80	0.71
LDD161	594450.37	9621840.23	315	-55	2.00	4.00	2.00	0.69
LDD162	594693.90	9621940.45	315	-55	0.00	1.30	1.30	1.65
					42.00	43.00	1.00	0.55
					51.00	52.00	1.00	1.98
					71.00	77.50	6.50	0.96
LDD163	594742.10	9621985.00	315	-55	44.30	46.30	2.00	0.82
					53.60	56.40	2.80	0.70
LDD164	594757.67	9621873.88	315	-55	24.15	27.85	3.70	93.70
					Including:
					24.15	25.15	1.00	340.00
					31.65	33.20	1.55	1.73
					40.20	44.80	4.60	0.74
					55.40	65.90	10.50	0.67
					68.90	72.90	4.00	0.72
					81.80	82.80	1.00	0.95

LDD165	594666.95	9621870.51	315	-55	2.00	3.60	1.60	0.61
					12.60	14.10	1.50	0.50
					17.00	18.00	1.00	1.13
					21.50	23.10	1.60	0.64
					33.10	34.00	0.90	0.56
					64.00	65.00	1.00	0.52
					67.00	68.00	1.00	0.63
					75.00	76.00	1.00	1.23
					83.00	84.00	1.00	1.01
LDD166	594933.51	9622068.06	315	-55	6.00	8.00	2.00	1.39
					10.70	12.85	2.15	0.47
LDD167	595563.94	9622982.82	315	-55	2.00	17.20	15.20	2.17
					20.60	21.60	1.00	0.99
					36.70	40.00	3.30	0.56
					51.80	53.80	2.00	0.78
					56.00	63.00	7.00	0.94
LDD168	595694.13	9622490.75	360	-55	48.80	50.30	1.50	0.53
LDD169	595584.42	9623019.25	135	-55	0.00	4.70	4.70	1.17
					7.40	11.80	4.40	0.68
					20.00	32.70	12.70	2.39
					35.70	49.00	13.30	0.59
					56.00	56.85	0.85	0.94
					61.65	70.50	8.85	0.48
LDD170	595520.59	9622967.77	135	-55	0.00	12.50	12.50	3.78
					Including:
					1.50	5.50	4.00	9.33
					17.50	18.50	1.00	1.39
					21.40	25.40	4.00	0.56
					37.30	43.00	5.70	0.50
					58.00	60.00	2.00	0.57
LDD171	595619.00	9622990.00	135	-55	1.10	14.00	12.90	0.62
					21.70	22.70	1.00	0.63
					29.10	32.00	2.90	1.06
					55.00	55.70	0.70	0.56
LDD172	595603.61	9623126.00	135	-55	11.10	11.80	0.70	1.01
					33.15	35.20	2.05	0.56
					42.00	51.00	9.00	1.30
					Including:
					46.4	47	0.60	8.64
					55.00	56.00	1.00	1.31
					58.40	62.70	4.30	1.00
					67.70	69.70	2.00	1.60
					72.20	73.20	1.00	1.26

LDD173	595662.78	9623073.67	135	-55	27.95	28.90	0.95	0.60
					30.70	32.80	2.10	0.47
					36.00	45.00	9.00	0.65
LDD174	595750.79	9623401.37	270	-55	7.70	27.00	19.30	4.04
					Including:
					19.50	20.50	1.00	59.60
					30.00	31.00	1.00	0.94
					34.30	46.00	11.70	0.85
					50.00	55.00	5.00	0.55
LDD175	595730.63	9623159.28	135	-55	12.70	13.30	0.60	0.83
					20.00	27.00	7.00	1.23
					29.30	36.00	6.70	0.56
					41.00	55.00	14.00	0.87
					63.80	73.50	9.70	1.01
					80.60	82.60	2.00	1.37
LDD176	595857.64	9623525.26	270	-60	40.00	45.00	5.00	0.63
					52.00	68.00	16.00	0.78
LDD177	595749.16	9623441.31	270	-55	8.75	24.00	15.25	2.78
					Including:
					18.00	21.00	3.00	9.33
					53.00	53.90	0.90	0.56
					55.20	55.80	0.60	0.54
LDD178	595760.24	9623535.03	270	-55	0.00	43.00	43.00	1.31
					49.00	71.00	22.00	1.12
LDD179	595841.77	9623443.70	270	-55	13.00	16.00	3.00	24.29
					27.00	37.90	10.90	2.11
					41.00	65.00	24.00	1.62
					69.00	74.00	5.00	0.75
					78.00	80.00	2.00	0.67
					83.00	85.00	2.00	0.76
					113.00	114.80	1.80	0.72
LDD180	595771.42	9623594.64	270	-55	0.00	27.50	27.50	1.30
					38.30	54.60	16.30	0.77
					57.60	59.35	1.75	1.02
					64.30	67.30	3.00	1.29

Figure 3 – Location map for Kamituga drill results

KAMITUGA PROJECT

DRILL HOLES LOCATION PLAN

FILON 20 PROSPECT
KIBUKILA PROSPECT
MOBALE PROSPECT
G22 PROSPECT
G15 PROSPECT
KAMITUGA TOWN
N
LEGEND
DD Holes
RC Holes
> 100 ppb Au in soil

 Table 3 – Kamituga drill results

Hole No.	Co-ordinates		RL	Azimuth (°)	Dip (°)	Depth	Gold Mineralization>0.5 (g/t)
	N(UTM)	E(UTM)				Total (m)	From (m)	To (m)	Length (m)	Grade (g/t)
KDD001	9660428	630659	1069.00	315	-70	146.35	37.70	55.10	17.40	1.21
							66.25	66.85	0.60	6.73
							69.50	71.40	1.90	1.01
							91.80	92.80	1.00	7.47
							113.85	120.50	6.65	1.55
KDD002	9660622	630823	1069.00	315	-70	48.80	25.20	2.80	0.60	1.28
KDD003	9660625	628315	1333.00	315	-60	148.10	0.00	2.30	2.30	2.29
							53.00	36.70	16.30	3.02
							81.00	75.00	6.00	3.06
							96.00	98.00	2.00	1.77
							100.00	102.00	2.00	1.36
KDD004	9660671	628501	1378.78	315	-60	134.15	100.85	103.70	2.85	2.49

							120.70	124.70	4.00	13.50
KDD005	9660554	628160	1332.36	315	-60	137.45	16.50	17.40	0.90	6.17
							83.20	85.70	2.50	0.70
							132.40	134.05	1.65	1.03
KDD006	9660574	628346	1307.22	315	-60	129.85	64.80	65.80	1.00	0.76
KDD007	9660382	629161	1254.00	315	-65	57.90	27.10	30.10	3.00	9.03
KDD008							No significant intersection
KDD009	9661419	629829	1137.15	360	-70	152.95	75.10	76.10	1.00	8.51
KDD010	9660720	630576	1022.00	315	-60	96.95	1.90	2.90	1.00	0.98
							76.80	77.50	0.70	21.50
KDD011	9660433	630312	1049.71	315	-60	93.75	4.50	7.70	3.20	1.01
							19.20	23.10	3.90	1.18
							28.85	29.40	0.55	13.60
							55.20	56.50	1.30	35.60
							89.45	91.30	1.85	2.47
KDD012	9660030	630603	976.48	315	-60	112.65	1.00	5.75	4.75	0.60
							76.85	77.40	0.55	5.47
KDD013	9659916	630361	1008.08	315	-60	122.25	61.80	63.10	1.30	1.94
							67.10	76.80	9.70	1.42
							120.00	121.00	1.00	7.79
KDD014	9660057	630228	995.86	315	-60	125.25	4.00	6.50	2.50	1.33
							24.80	25.80	1.00	1.51
							54.80	56.80	2.00	0.65
KDD015	9660588	630505	999.80	315	-60	152.25	2.00	6.70	4.70	1.03
							76.70	88.40	11.70	2.50
KDD016	9661355	628951	1280.86	360	-60	150.00	63.80	65.70	1.90	20.19
							70.00	76.70	6.70	0.81
KDD017	9661354	628760	1260.06	360	-65	119.15	12.70	14.70	2.00	1.38
							15.70	16.70	1.00	17.10
KDD018	9661344	629000	1284.42	360	-60	107.85	27.00	32.55	5.55	0.80
							37.00	38.50	1.50	0.89
							75.20	80.20	5.00	1.06
							104.00	105.00	1.00	4.22
KDD019	9660545	630424	1001.72	315	-60	129.05	31.10	37.20	6.10	0.61
							43.00	51.00	8.00	1.01
							70.10	83.10	13.00	1.41
KDD020	9660385	630493	998.29	340	-60	166.25	13.30	15.90	2.60	0.79
							90.60	94.70	4.10	0.96
							119.00	125.40	6.40	0.81
							135.10	140.10	5.00	1.30
KDD021	9660338	630427	1022.16	340	-60	116.75	94.00	100.00	6.00	1.17

KDD022	9660341	630537	984.89	315	-60	135.55	38.40	49.80	11.40	0.85
							73.55	74.70	1.15	39.27
							105.55	106.55	1.00	15.20
							128.80	134.00	5.20	1.50
KDD023	9660461	630278	1053.98	315	-60	176.15	0.00	3.40	3.40	0.57
							8.00	9.00	1.00	2.35
							31.10	31.50	0.40	9.07
							35.60	36.25	0.65	3.72
							81.00	82.85	1.85	1.97
							128.20	131.00	2.80	1.20
							148.70	149.70	1.00	1.83
KDD024	9660674	630505	1027.51	315	-60	163.95	3.00	4.00	1.00	1.00
							41.25	41.70	0.45	1.39
							54.00	58.70	4.70	0.88
							148.70	149.70	1.00	1.83
KDD025	9660751	630447	1065.65	315	-60	181.00	0.00	1.00	1.00	1.71
							2.55	1.55	2.00	0.52
							10.20	15.20	5.00	0.63
							19.20	30.70	11.50	0.74
							84.70	85.70	1.00	1.36
KDD026	9660256	629252	1222.41	360	-60	123.10	100.90	101.60	0.70	3.11
KDD027	9660438	629053	1253.62	360	-60	161.45	61.00	63.00	2.00	0.55
							116.00	117.00	1.00	1.80
							139.10	140.10	1.00	2.29
KDD028	9660308	629168	1245.00	360	-60	121.10	1.80	2.30	0.50	2.38
							47.50	48.50	1.00	1.00
KDD029						Results pending
KDD030
KDD031
KDD032
KDD033
KDD034
KDD035
KRC001	9660377	630581	1021.35	315	-65	107.50	74.00	76.00	2.00	3.69
							101.00	105.00	4.00	1.16
KRC002	9660511	630592	1015.41	315	-60	84.00	0.00	5.00	5.00	5.04
							9.00	14.00	5.00	1.04
KRC003	9660568	630658	1012.98	315	-60	108.00	1.00	8.00	7.00	1.36
							11.00	18.00	7.00	1.12
							39.00	56.00	17.00	1.13
							72.00	73.00	1.00	7.17

KRC004	9660568	630658	1012.98	315	-60	68.00	3.00	9.00	6.00	2.38
							54.00	68.00	14.00	1.52
KRC005	9660610	630708	1015.41	315	-60	60.00	7.00	20.00	13.00	0.82
KRC006	9660713	630720	1029.41	315	-60	57.00	2.00	4.00	2.00	0.55
							13.00	14.00	1.00	1.52
							16.00	19.00	3.00	0.91
							38.00	39.00	1.00	1.24
							48.00	50.00	2.00	0.62
KRC007	9660493	630470	1004.49	315	-60	132.00	43.00	46.00	3.00	4.57
							95.00	100.00	5.00	7.96
							117.00	118.00	1.00	3.29
KRC008	9660649	630556	1003.43	315	-60	46.00	29.00	30.00	1.00	1.04
KRC009	9660740	630548	1030.00	315	-60	34.00	13.00	19.00	6.00	5.51
KRC010	9660785	630652	1013.20	315	-60	13.00	75.35	76.20	0.85	21.50
KRC011	9660612	630463	1028.06	315	-60	124.00	79.00	86.00	7.00	10.74
KRC012	9660667	630401	1027.16	315	-60	120.00	36.00	45.00	9.00	1.33
KRC013	9660570	630396	1009.29	315	-65	109.00	33.00	34.00	1.00	93.00
							42.00	47.00	5.00	1.05
							59.00	62.00	3.00	1.35
							87.00	90.00	3.00	1.54
KRC014	9660374	630378	1021.40	315	-60	115.00	7.00	8.00	1.00	2.92
							42.00	43.00	1.00	3.54
							50.00	51.00	1.00	7.24
							71.00	73.00	2.00	4.85
KRC015							No significant intersection
KRC016	9660467	630729	1057.55	315	-70	139.00	67.00	70.00	3.00	1.52
							118.00	121.00	3.00	4.46
KRC017	9660527	630756	1070.00	315	-70	139.00	81.00	82.00	1.00	5.07
							98.00	102.00	4.00	2.03
KRC018	9660411	630803	1036.58	315	-70	105.00	92.00	105.00	13.00	1.24
KRC019							No significant intersection
KRC020	9660351	630747	1028.00	315	-70	150.00	113.00	118.00	5.00	5.38
KRC021	9660678	628368	1333.84	315	-60	148.00	3.00	9.00	6.00	2.41
							18.00	19.00	1.00	3.76
							30.00	32.00	2.00	1.12
							41.00	42.00	1.00	12.80
KRC022	9660702	628439	1304.75	315	-60	61.00	14.00	18.00	4.00	1.22
							25.00	27.00	2.00	3.68
							48.00	50.00	2.00	2.76
KRC023	9660606	628417	1305.51	315	-60	108.00	22.00	25.00	3.00	1.68
							32.00	38.00	6.00	3.08

KRC024	9660880	628712	1365.24	315	-60	115.00	13.00	15.00	2.00	3.63
							22.00	25.00	3.00	1.47
							41.00	42.00	1.00	2.20
KRC025	9660849	628651	1353.71	315	-60	150.00	6.00	14.00	8.00	0.88
							27.00	28.00	1.00	17.50
							37.00	73.00	36.00	3.08
							93.00	95.00	2.00	1.54
KRC026	9660784	628599	1339.50	315	-60	150.00	11.00	14.00	3.00	3.13
							80.00	86.00	6.00	1.03
KRC027	9660722	628548	1324.90	315	-60	150.00	38.00	44.00	6.00	1.76
							92.00	94.00	2.00	3.19
							108.00	120.00	12.00	1.74
KRC028	9660606	628203	1338.60	315	-60	136.00	61.00	64.00	3.00	1.66
							70.00	73.00	3.00	1.03
							120.00	123.00	3.00	1.40
KRC029	9660608	628205	1338.68	45	-60	121.00	10.00	12.00	2.00	2.17
							18.00	20.00	2.00	1.84
							96.00	101.00	5.00	1.42
KRC030	9661006	628829	1388.75	315	-60	121.00	9.00	10.00	1.00	6.64
							30.00	31.00	1.00	1.35
							49.00	54.00	5.00	7.36
KRC031	9660660	628337	1339.34	315	-60	136.00	14.00	16.00	2.00	2.40
							28.00	32.00	4.00	4.03
							43.00	55.00	12.00	3.70
							64.00	77.00	13.00	1.30
KRC032	9660446	629093	1270.00	340	-60	148.00	15.00	21.00	6.00	2.49
KRC033	9660290	629241	1226.29	340	-60	109.00	0.00	3.00	3.00	1.06
							12.00	29.00	17.00	0.97
							43.00	46.00	3.00	1.37

Figure 4 –Kamituga  - Manungu prospect circular structure